CONSULTING AGREEMENT

THIS AGREEMENT IS MADE EFFECTIVE DECEMBER 22, 2004

AMONGST:

TAG OIL LTD. a company incorporated under the laws of Yukon Territory with business offices at 1407-1050 Burrard Street, Vancouver, British Columbia, V6Z 2S3

(the “Company”)

AND:

RIMU RESOURCES LTD. (“RIMU”), of 4019 15 Street, SW, Calgary, Alberta, T2T 4A8

(the “Consultant”)

AND:

Drew Cadenhead of the same address as the Consultant (“Cadenhead”)

WHEREAS the Consultant is wholly-owned by Cadenhead and the Company wishes to retain the Consultant to provide certain services and the Consultant has agreed that Cadenhead, on behalf of the Consultant shall provide such services to the Company, namely executive services to manage a junior oil and gas issuer under the general directions of its board of directors (the “Board”).

NOW THEREFORE, in consideration of the mutual promises and covenants as hereinafter set forth, the parties hereto agree as follows:

1.                       PROVISION OF SERVICES

1.1                    The Company hereby retains the services of the Consultant and the Consultant hereby agrees to provide executive services of Cadenhead from the Consultant’s workplace in Calgary, Alberta to enable the Company to compete in the oil and gas exploration business in New Zealand, and in the discretion of the Board, North America, upon the terms and conditions set forth in this Agreement. If the Board deems it necessary for the Consultant to provide executive services to the Company from a different location, then the Company agrees to cover reasonable moving expenses associated with doing so. Reasonable moving costs will be approved on the basis of the Consultant submitting two quotes from reputable moving companies and the Company will agree to pay the lower quote.

1.2                     Consultant and Cadenhead hereby unconditionally guarantee to the Company that Cadenhead will remain the sole shareholder of Consultant during the term of this agreement or any extension thereof and Cadenhead shall guarantee to the Company the due performance of the Consultant’s obligations herein subject to the terms and conditions hereof .The Consultant agrees that the services herein contemplated to be performed by the Consultant shall be performed throughout the term hereof on its behalf by Cadenhead. All confidentiality and non-competition provisions herein shall apply jointly to Consultant and to Cadenhead and every other person who may from time to time provide services to the Company on behalf of the Consultant.

2.                       TERM

2.1                     Term for Services. The term for the provision of services by the Consultant to the Company will commence on January 1, 2005 and will continue for twenty-four months (the “Term”) subject to earlier termination by either the Consultant or the Company in accordance with the terms hereof. The Term may be extended thereafter upon the mutual agreement of the parties by written request given by either party providing such extension request is accepted by the other party at least 30 days before the two-year anniversary of this Agreement.

2.2                     Prior Agreements. This Agreement supersedes any prior employment or consulting arrangements or agreements between the Company (including all of its affiliates) and the Consultant and/or Cadenhead.

3.                       COMPENSATION

3.1                     For services rendered by the Consultant pursuant to this Agreement the Company will pay the Consultant consideration of CAD$185,000 for the first year and $200,000 for the second year, payable semi-monthly in arrears.

3.2                     The Consultant or Cadenhead, at the direction of the Consultant, shall also be entitled to retain certain incentive shares and receive an incentive option on shares as part of the consideration for the services to be provided hereunder as more particularly described herein.

4.                       DUTIES

4.1                     The Consultant shall cause Cadenhead; to assume the offices of and act as the Company’s President, Chief Executive Officer as well as a Director. Consultant will provide services to assist in the development of Company’s business by implementing a strategy for executing the business plan and shall perform such other duties and assignments as may be from time to time determined by the Board ..The Consultant shall be responsible for all aspects of the sound management of the Company including establishment of proper internal control procedures and documentation of same, reporting protocols, preparation of proper financial statements and corporate disclosure documents in accordance with all applicable Canadian and United States standards and compliance by the Company with all applicable laws, including securities laws generally and in particular the US Sarbanes-Oxley legislation.

4.2                     Expenses. The Company will reimburse the Consultant for reasonable out-of-pocket business expenses incurred by the Consultant on behalf of the Company. Expenses in excess of $2,000 individually or $5,000 in aggregate per month must be pre-approved by the Board.

5.                       FULL TIME SERVICES

5.1                     The Consultant shall cause Cadenhead to devote substantially full time attention, energies and best efforts to the Company but it may engage in other business activity outside of normal business hours as long as such activity does not unreasonably interfere, compete with or conflict with the duties of the Consultant hereunder or contravene sections 7,8 or 10 hereof. The Consultant shall be paid for 52 weeks per year but shall be obligated to perform services hereunder for only 48 weeks to permit it to allow Cadenhead an annual vacation at times to be mutually agreed with the Company.

6.                       AGREEMENT TO CANCEL INCENTIVE SHARES AND GRANT OF INCENTIVE OPTIONS

6.1                     As partial consideration for the Company entering into this Agreement, the Consultant hereby agrees to sell to the Company for cancellation and return to treasury, 1,800,000 of the Consultant’s previously issued 2,100,000 incentive common shares at a price of US$0.00333 per share or US$5,994 total which is payable on execution hereof against delivery of a stock power of attorney and any other documents required to transfer the certificate(s) representing 1,800,000 shares of the Issuer, duly endorsed with signature guarantee. As incentive for the Consultant to continue to use its best efforts in providing services to the Company, the Consultant will hereby retain 300,000 purchased common shares (the “Incentive Shares”) of the Company, according to the terms and vesting conditions listed in Exhibit “1” hereto.

6.2                     The Consultant agrees to vote any unvested Incentive Shares at the direction of the Board at all shareholders’ meetings of the Company held until the vesting of the Incentive Shares from the date hereof. The Consultant shall forthwith on request execute and deliver a proxy on the Incentive Shares to the Secretary of the Company prior to the time required for deposit of proxies in order to facilitate this undertaking.

6.3                     In the event that this agreement is terminated for cause or not renewed by either party upon expiry of each of the first two-year terms, then the Consultant agrees to immediately sell back to the Company all of the Incentive Shares which have not then vested at a price of US$0.00333 per share. The Company’s Corporate Secretary from time-to-time appointed shall keep possession of certificates representing the Incentive Shares pending their release to the Consultant upon vesting or release to the Company upon re-purchase by the Company. The Consultant agrees that he shall neither sell nor agree to sell nor purport to, sell, transfer, pledge or otherwise deal with the Incentive Shares prior to completion of the vesting requirements. The Company as incentive for the Consultant to continue to use its best efforts in providing services to the Company, the Company will hereby grant 400,000 stock options of the Company to Mr. Cadenhead, according to the terms listed in Exhibit “2” hereto.

6.4                     The Company, as incentive for the Consultant to continue to use its best efforts to further the interests of the Company, will hereby agree to grant an additional 200,000 stock options to Mr. Cadenhead of the Company upon the conditions being met and according to the terms listed in Exhibit “3”.

6.5                     The Consultant agrees to duly and promptly pay all income taxes related to the remuneration and benefits (including the Incentive Shares and Options) received in connection with this Agreement and to save harmless the Company and its officers and directors in connection with this undertaking.

6.6                     The Company may appoint the Company’s Canadian counsel, as determined from time to time, as escrow agent to administer the Incentive Shares in accordance with the terms hereof. In such event the Company, the sole shareholder and the Consultant agree to enter into an escrow agreement in such counsels’ usual format.

6.7                     The Company may in its sole discretion permit Cadenhead to hold or acquire the foregoing options or Incentive Shares personally (in lieu of the Consultant) for tax optimization reasons, subject to the Consultant’s written request, but in such event all the restrictions and agreements herein provided with respect to such shares and options shall then apply to Cadenhead

7.                       TERMINATION

7.1                     Termination With Cause. The Company may, at any time, without advance notice to the Consultant, or payment of any compensation in lieu of notice, forthwith terminate the services of the Consultant for cause. The term “cause” means (i) a persistent breach of this Agreement by the Consultant and the Consultant fails to cure the breach within thirty days following written notice of a breach by the Company; or (ii) the existence or occurrence of malfeasance or gross negligence entitling the Company to terminate the Consultant at common law or (iii) Cadenhead no longer being solely responsible to provide the services of the Consultant hereunder or Cadenhead ceasing to wholly-own and manage the Consultant.

7.2                     Termination Without Cause. In addition to the Company’s absolute discretion to not renew this Agreement after two years, the Company may at any time, upon 12 months advance notice to the Consultant, forthwith terminate the services of the Consultant other than for cause. In the case of termination other than for cause, all unvested options will immediately vest ( but subject to expiry 30 days later if the Company is then listed on the TSX Venture Exchange (or TSX-V))

and the Company will be liable to pay the Consultant an amount equal to one year of the annual cash compensation hereunder. In addition, in the case for termination other than for cause, all unvested incentive shares will immediately vest and be deemed free and clear of resale restrictions except those of general application. This Agreement will terminate upon the death or disability (incapacity for not less than 45 days) of Cadenhead, which termination will be deemed to be “other than for cause”.

7.3                     Termination by the Consultant. The Consultant may terminate the provision of its services under this Agreement on not less than 120 days’ notice to the Company, in which case the obligations of the Company will be the same as though the services were terminated for cause.

7.4                     No Other Entitlements The Consultant acknowledges and agrees that the notice and provisions for compensation on termination provided in this Section are fair and reasonable and agrees that upon any termination of the Consultant’s services by the Company, or upon any termination of this Agreement by the Consultant, neither the Consultant nor Cadenhead will have any action, cause of action, claim or demand against the Company or any other person as a consequence of such termination.

7.5                     Resignation, Return of Company Records. On termination hereof for any reason, Cadenhead shall immediately resign from any office or directorship of the Company and any affiliate. The Consultant and Cadenhead shall return to the Company’s Secretary any records and documents pertaining to the Company, its business, assets and prospects (including potential acquisitions) to the Company immediately on termination hereof without retaining copies of such documents except to the extent required by law. If any record copies are retained Consultant shall identify these to the Board and shall keep them confidential.

7.6                     In the event of termination with cause, or non-renewal prior to the listing on TSX-V or prior to vesting provisions of the incentive shares after listing on TSX-V, hereof the Consultant (and/or Cadenhead as the case may be) will immediately sell the Incentive Shares back to the Company at $0.00333 each. In the case for termination other than for cause, all unvested incentive shares will immediately vest and be deemed free and clear of resale restrictions except those of general application.

7.7                     Cadenhead shall not be personally entitled to any additional consideration from the Company for personally supplying any of the services of the Consultant hereunder or for personally serving as an officer or director of the Company.

8.                       CONFIDENTIAL INFORMATION AND WORK PRODUCT

8.1                     The Consultant will not, during the Term or at any time after the termination of his services by the Company, use for himself or others, divulge or convey to others, or aid or abet others to divulge or convey to others, any information or knowledge relating to the properties, prospects and business of the Company, or any of their affiliates, including information relating to employees, Business Partners (as defined below), and intellectual property in any way obtained by him during his association with the Company or in any way obtained by other employees of the Company, unless (i) such information, knowledge, data or property is properly in the public domain other than through a breach of this Agreement; (ii) the Consultant has received prior authorization by the Company or such use divulgence or conveyance is reasonably necessary in the course of the

Consultant’s duties; or (iii) required by law. All intellectual property, resource property prospects and work product conceived or developed by the Consultant or Cadenhead during the term hereof belongs to the Company absolutely.

8.2                     Notwithstanding anything else in this Agreement, it is expressly acknowledged and understood by the Consultant and Cadenhead that all of the work product of the Consultant and Cadenhead while retained by the Company hereunder or holding any office in the Company shall belong to the Company absolutely and notwithstanding the generality of the foregoing, all maps, logs, data, notes, documents, correspondence produced by the Consultant or Cadenhead during the term of employment hereunder shall be the exclusive property of the Company. The Consultant and Cadenhead further agree to execute without delay or request for further consideration any necessary documents and assurances as may be necessary to transfer all rights to same to the Company. In the event of the termination of the Consultant for any reason hereunder, the Consultant shall promptly turn over to the Company any intellectual property which is evidenced by any physical documentation (whether written, digital, magnetic, electronic or otherwise) together with any other of the Company’s assets or property in his possession or under his control as further described below.

9.                       SURVIVAL OF COVENANTS

9.1                     Except as otherwise specifically provided herein and notwithstanding the termination of the services of the Consultant or termination of this Agreement, the covenants, representations and warranties contained in §7, 8and §10 hereof will survive such termination and will continue in force and effect for the benefit of the Company for a time period unlimited in duration.

10.                      NON-COMPETITION COVENANTS OF THE EXECUTIVE

10.1                    Definitions. In this Section:

“Business” means the business carried on by the Company and its affiliates relating to exploration for oil and gas;

“Competitive Business” means any business which is involved in the acquisition, exploration or development of oil and/or gas permits, properties or other hydrocarbon interests (including joint venture interests) in which the Company is, during the term hereof or at the date of termination hereof, active in the investigation, negotiation or exploration of or in which it holds an interest;

“Business Partner” means any person who has been a customer, supplier, joint venture party, property optionor or vendor to the Company or any its affiliates at any time within a period of one year prior to the date of termination of this Agreement;

“Restricted Area” means any claim, concession, prospect or property interest which fall within the definition of a Competitive Business; and

“Restricted Period” means one year from the date of termination of this Agreement whether by expiry or voluntary or involuntary termination.

10.2                    Non-Competition. The Consultant will not, during the Restricted Period and within the Restricted Area,

(a)           directly or indirectly carry on, engage in or participate in, any Competitive Business either alone or in partnership or jointly or in conjunction with any other person;

(b)           directly or indirectly assist (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, independent contractor, supplier, consultant, lender, guarantor, financier or in any other capacity whatever) any person to carry on, engage in or participate in, a Competitive Business or within the restricted Area ; and

(c)           have any direct or indirect interest or concern (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any person, if any part of the activities of such person consists of carrying on, engaging in or participating in a Competitive Business or within the Restricted Area except holding securities of a public company constituting less than 10% of its outstanding share capital;

10.3                    Non-Solicitation. During the Restricted Period and within the Restricted Area, the Consultant will not,

(a)           directly or indirectly solicit any Business Partner;

(b)           directly or indirectly assist (whether as principal, beneficiary, servant, director, shareholder, partner, nominee, executor, trustee, agent, employee, independent contractor, supplier, consultant, lender, financier or in any other capacity whatever) any person directly or indirectly to solicit any Business Partner; or

(c)           have any direct or indirect interest or concern (be it as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any person if any of the activities of which person consists of soliciting any Business Partner except holding securities of a public company constituting less than 10% of its outstanding share capital;

if such solicitation would, directly or indirectly, be intended to result in a sale of any product or service to such Business Partner and is directly or indirectly competitive or potentially competitive with any product or service then produced by the Business;.

10.4                    Employees, etc. The Consultant will not:(a) during the Restricted Period, directly or indirectly, induce any individual who to his knowledge is then employed by the Company or the Parent, or any of their subsidiaries, to leave the employ of the Company or the Parent, or any of their subsidiaries without the prior written consent of the Company.

10.5                    Covenants Reasonable. The Consultant agrees that,

(a)           the covenants in this Agreement are reasonable in the circumstances and are necessary to protect the Company; and

(b)           the breach by him of any of the provisions of this Agreement would cause serious and irreparable harm to the Company, and their shareholders which could not adequately be compensated for in damages in the event of a breach by him of such provisions or an order of injunction being issued against him restraining him from any further breach of such provisions and agrees that such injunction may be issued against him without the necessity of an undertaking as to damages by the Company, or their shareholders; the provisions of this section shall not be construed so as to be in derogation of any other remedy which the Company, or any of their shareholders may have in the event of such a breach.

10.6                    Covenants Independent. The existence of any claim or cause of action of the Consultant against the Company, or any of their shareholders will not constitute a defence to the enforcement by the Company, or any of their shareholders of the provisions of this Agreement.

10.7                    Invalidity. In the event that any term or provision of this Agreement shall, to any extent, be invalid or unenforceable, the remaining terms and provisions of this Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

10.8                    Rights in Addition. The rights and remedies of the Company, hereunder are in addition to and not in substitution for any other rights of remedies which they may have at any time against the Consultant or Cadenhead, at law or in equity.

11.                      SUCCESSORS AND ASSIGNS

11.1                    This Agreement will inure to the benefit of, and be binding upon, the parties hereto and their legal representatives, successors and permitted assigns except that no claims may be asserted by the legal representatives, successors and assignees of Consultant or Cadenhead in respect of compensation or other benefits for periods following the death or total incapacity of Cadenhead other than those expressly provided for in this Agreement.

12.                      NOTICES

12.1                    Any notice required or permitted, to be given, under this Agreement will be deemed to have been duly given only if such notice is in writing and is delivered to addresses of the parties hereto first above written. A party may change an address for notices at any time by notice duly given.

13.                      GOVERNING LAW

13.1                    This Agreement is and will be deemed to be made in British Columbia and for all purposes will be governed exclusively by and construed and enforced in accordance with the laws prevailing in British Columbia, and the rights and remedies of the parties will be determined in accordance with those laws.

14.                      SEVERABILITY

14.1                    If any provision of this Agreement is at any time unenforceable or invalid for any reason it will be severable from the remainder of this Agreement and, in its application at that time, this Agreement will be construed as though such provision was not contained herein and the remainder will continue in full force and effect and be construed as if this Agreement had been executed without the invalid or unenforceable provision.

15.                      INDEPENDENT LEGAL ADVICE

15.1                    Each of the parties hereto acknowledges that they have each received independent legal advice in relation to the terms and conditions of this Agreement.

IN WITNESS WHEREOF the each of the parties hereto have duly executed and delivered this Agreement as of the ____day of
_________, 2005 with effect intended as of the date first above written.

THE COMPANY: TAG OIL LTD.

Per:
GARTH JOHNSON, CORPORATE SECRETARY	Date

THE CONSULTANT:

RIMU RESOURCES LTD.

Per:
DREW CADENHEAD, PRESIDENT	Date

Drew Cadenhead, in his personal capacity

EXHIBIT 1 Incentive Shares

Per Item 6 of the Consulting Agreement, the Consultant and Cadenhead, agree to the following vesting terms of the remaining 300,000 previously purchased Incentive Shares of the Company as such shares are constituted on the date hereof:

1.
The Incentive Shares purchased by Cadenhead will be subject the following additional share vesting provisions before they shall belong to Cadenhead and shall be sold to the Company at cost if the Agreement terminates for cause or non-renewal before the achievement of the following milestones:

	i)	Zero shares vest until the Company obtains a listing on the TSX Venture Exchange.

	ii)	50,000 shares vest upon the Company obtaining a listing on the TSX Venture Exchange.

	iii)	25,000 shares shall vest per year starting one year after the Company obtains a listing on the TSX Venture Exchange until all shares are vested.

iv)
If the Company obtains a Tier 1 listing on the TSX Venture Exchange by meeting the financial performance, resource and stage of development requirement necessary for a Tier 1 TSX Venture Exchange listing the shares will qualify for an accelerated vesting period of an additional 25,000 shares vesting every six months from the date the Company qualifies for a Tier 1 listing.

v)
In the case for termination other than for cause, all unvested incentive shares will immediately vest and be deemed free and clear of any resale restrictions except those of general application under law

2.	Voluntary resale restriction schedule of vested shares (non-cumulative):

	i)	Up to 20,000 shares within a thirty day period while the Company has a Tier 2 listing on the TSX Venture Exchange.

	ii)	40,000 per thirty-day period, if the Company achieves a Tier 1 listing on the TSX Venture Exchange.

3.
Items 2(i) and 2(ii) shall be waived by the Company in the event the Company’s board agrees to support a formal take-over bid from a bona fide third party or in the event such a bid is made and at least 50% of the Company’s shares (excluding the Incentive Shares) are tendered to the bid, and the bid is completed.

4.
Per Item 6.3 and 6.4 in the Consulting and non-competition agreement, in the event of termination for cause or expiry of the contract, the sole shareholder of the Consultant agrees to sell the unvested Incentive Shares back to the Company, immediately upon termination or expiry, at a price of US$0.00333 per share.

EXHIBIT 2 Incentive Stock Option

Per Item 6.5 of the Consulting Agreement above, the Consultant or Cadenhead (the recipient to be determined by them), is granted by the Company, an Option to purchase all or any part of 400,000 common shares of the Company from treasury, exercisable at the price of US$0.65 per share (the exercise price) for a five year period. The right to exercise the Option and acquire the Optioned Shares will vest 20% per year from the date of granting of the optioned shares.

In addition, if the Company achieves a Tier 1, TSX Venture Exchange listing, the Company agrees to grant to the Consultant or Cadenhead (at their determination), the option to purchase all or any part of an additional 200,000 common shares of the Company from treasury, exercisable at the prevailing market price per share (the exercise price) for a five year period. The Optioned shares will vest 20% per year from the date of achieving a Tier 1 listing on the TSX Venture Exchange.